Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of COSCIENS Biopharma Inc. (the “Corporation” or “COSCIENS”) will be held on Monday, June 30, 2025, at 10:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders can access the Meeting by visiting www.virtualshareholdermeeting.com/CSCI2025. The Meeting is being held for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2024, together with the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to determine their compensation;

4.	to consider and, if deemed advisable, to adopt, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management proxy circular (the “Circular”)), reconfirming and approving the continuation of the Corporation’s Amended and Restated Shareholder Rights Plan Agreement (as described in the Circular); and

5.	to transact such other business as may properly come before the Meeting.

The record date for the determination of shareholders of COSCIENS entitled to receive notice of and to vote at the Meeting is May 27, 2025.

The Meeting will be held virtually. Shareholders will not be able to attend the Meeting in person. Shareholders (both registered and non-registered) who choose to attend the Meeting will do so by accessing a live audio webcast of the Meeting via the Internet. To attend the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/CSCI2025 and check-in using the control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern time) on Monday, June 30, 2025. Online check-in will begin 15 minutes prior, at 9:45 a.m. (Eastern time). You should allow ample time for online check-in procedures.

At www.virtualshareholdermeeting.com/CSCI2025, shareholders will be able to listen to the Meeting live, and registered shareholders and duly appointed proxyholders will be able to ask questions and submit their vote while the Meeting is being held. We believe that hosting the Meeting virtually will enable increased shareholder attendance from locations around the world and encourage more active shareholder engagement and participation at the Meeting.

If you are unable to attend the Meeting or if you wish to vote in advance of the Meeting, please carefully follow the instructions on the proxy or voting instruction form. Shareholders that hold their common shares with a bank, broker or financial intermediary and wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the Chair of the Meeting no later than 10:00 a.m. (Eastern time) on Thursday, June 26, 2025 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of any reconvened Meeting in the event of any adjournment(s) or postponement(s) thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting without notice. If you are attending the Meeting, please log-on to the virtual meeting platform in advance to ensure that your vote will be counted.

As shareholders of COSCIENS, it is very important that you read the accompanying Circular and other Meeting materials carefully. Even if you intend to attend the Meeting, it is recommended that you vote in advance to ensure that your vote is received before the Meeting. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your common shares in the same manner as if you mark, sign and return your proxy card.

By order of the Board of Directors,

/s/ Peter H. Puccetti

Chair of the Board
Toronto, Ontario

June 3, 2025